Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

December 21, 2015

Exhibit 99.1

Transcript of Fourth Quarter Employee Town Hall Meeting with Diebold CEO Andy Mattes

(A portion of the transcript related to internal Diebold employee matters and unrelated to the business combination with Wincor Nixdorf has been omitted)

ANDY MATTES: So with that, let me walk you through the agreement. We have one or two choices. Jon Leiken wanted me to read the 56 pages of the business combination agreement to you. I think that would be borderline to a filibuster. I’ll give you my version of it, which is a lot shorter. So ask me questions afterward. Let me just do it very simple.

[00:00:39] Got tons of feedback. Let me start outside it, tons of feedback in the market. You might have seen this. I always have an allergic reaction when Jon puts things with my face on something, but he insists on doing it. The good news is I had an opportunity to be on Cramer on Mad Money the night we announced the deal and if you take into consideration that Pfizer announced their own deal that very same day and we got TV coverage that was really a nice job, very well done from the camp’s team, and most importantly we got a thumbs up from Jim, which also helps, so very good feedback from the press, great feedback from the capital market.

[00:01:26] I’ve yet to find a person who does not like the strategic rationale why we’re doing what we’re doing. Everybody agrees with us it’s the right thing to do, not this long list of, well, but have you thought of this and are you sure you’re going to do that? Of course, yes, we know there’s a lot of work ahead of us. Everybody agrees with the strategic rationale, and I told you earlier that this is creating a runway for our company. It’s extending our runway substantially.

[00:02:00] So this is the chart. I just wanted to take you through why we’re so excited about it. We are the leaders in the ATM space on the service side, highest customer satisfaction. This deal gives us an opportunity to enlarge our installed base. So if you think about the deal, first and foremost, this is a services deal because best thing for a service company is more installed base. The Wincor service attach rate — a number of times they sell a service contract with an ATM. It’s around about 65%. Our service attach rate is roughly 80-85%. I mean it’s not hard to imagine what we want to do. We get that service attach rate up, it’s nothing but goodness.

[00:02:54] Second, it’s a software deal, and the buzzword, as you all know, is omnichannel, a lot of opportunity here and the cool thing is not only on the financial services side in the banks, but for the first time we’ll also get the opportunity to play the omnichannel scenario on the other end, on the retail side, and retailers actually live in a less regulated environment than the financial institutions, which means they’re actually more open to proof of concept type of installations, which means we’re going to get our great software assets out sooner and faster and we’ll have a complete new market that we were never able to play in before. The omnichannel market gives us another $15 billion of addressable market, and the retail market is yet another $15 billion, so we’re basically adding $30 billion of what the technical term is called total addressable market to the playing field that we were in before. We’re a $3 billion company. We’re adding a $30 billion market. As you can see, we’re opportunity rich.

[00:04:10] The other reason why we’re doing this is our industry, as you know, is in an unprecedented state of flux. All the banks have to reinvent their business models. Well, when people are thinking about going from an old world to a new world, they’re looking for a partner that has the stamina, the whereabouts, the R&D investments, the service, the support to be the partner with them through this journey. We will be that partner for them.

[00:04:47] And most importantly, because once we pool all our R&D resources, we’ll have an incredible opportunity to accelerate innovation because if you step back, currently both sides are inventing the wheel, especially on the go forward technology. Well, how cool is it going to be if one side is going to develop the interface and the other side is going to develop a marketing layer on the software. You can share the load, pick up speed, be more innovative, have better solutions to the market, which is exactly what our customers want from us and is exactly what our customers deserve.

[00:05:30] And finally, the complementarity between our organizations is so overwhelming. I mean we fit together like two pieces of a puzzle. We’re really strong in the Americas. They’re really strong in EMEA, and if you look forward, you can actually see that 40% of our revenue Americas, 40% of our revenue is Europe and this time I’ll say it right because actually on TV I added another 40% — I was a little aspirational — and another 20% in Asia.

[00:06:12] Now I realize when you read through the announcements, that it also opens a lot of questions. Well, what does that mean for me? And the most important thing that it means for everybody is you’re working with a company that has a very bright future, you’re working for a company that’s going to be a powerhouse in the industry going forward, you’re working for a company that wants to drive innovation for our customers, and you’re working for a company that gives you an incredible opportunity to truly play at a global level.

[00:06:52] If you think about our company where we were two years ago, we were pretty much a U.S. North American-centric company half of our business and half of our business was everywhere else in the world. Now all of a sudden the everywhere else is getting — Europe is getting just as big as the Americas. We’ve never had this opportunity. We’re playing in the premier league in every country, which is a great opportunity. It’s a great opportunity from a market point of view, but it’s also a great opportunity for everyone of you because it will give job opportunities. It will provide tasks that we never had like this before and you’ll have the chance to work on something that’s truly global.

[00:07:52] Now I do not want to kid you. It also will feel a little different. It’s not like everybody can huddle at Mayfair Road anymore. We couldn’t fit all these people into the building, and we’re also bringing 9,000 new colleagues into the family. So we’re 16,000, they’re 9,000. We’re going to be a 25,000 employees company. That means the way we interact with each other will change given the fact that they’re in Germany and we’re in the U.S. and that they’re six hours ahead of us. We’ll probably have a lot of conference calls and meetings before breakfast. So it’s going to be a mix, great opportunity, but it also will take many of us out of their comfort zones, but can’t make an omelet without breaking an egg. We’ve got to get out of this comfort zone to become the company we really want to be.

[00:09:00] Now I go back. If you read all the press, if you read all the feedback, everybody — everybody agrees that this is the right move and everybody acknowledges that we still have a lot of wood to chop and a lot of hard work ahead of us, which leads me to this is 2015.

[00:09:21] So remember the mountain with the cloud here, we’re down here. That’s the previous mountain, the one that we haven’t quite reached yet, right? This is the 2015 mountain, ’16, sorry. So yes, it’s getting a little steeper. It’s getting a little higher, a little harder, but come on, climbing the same mountain twice? How boring would that be? Anybody in the room who would enjoy a $50 stock price? Well, you don’t get it at the lower level, okay? It doesn’t come at that point. You’ve got to move up.

[00:10:05] Now what I want you to do, and this is how I want you to think about 2016. I’m giving you the same speech I just told my Board. I can summarize 2016 for you very simple. We’ve got to learn how to walk and chew gum. They even put it on the chart so I wouldn’t forget. It’s simple enough that even I can remember it, walk and chew gum. What does that mean? Heads down day job, don’t get confused, don’t slack up, let’s not get defocused. Let’s close out the year strong and let’s hit that out of the park January the 5th, and let’s not let loose of all the things that we’ve committed and everything we want to accomplish, and I’ve got a lot of emails and a lot of phone calls where people have asked me, well, but, you know, in the new company it’s really exciting, but I really want to have this job or that job or how can I get a better job? Well, I can tell you how you can get a better job, finish the year really strong, best CV you can have, especially if you’re in sales, in service, and, by the way, because we’re not plotting org charts the first week of January, the more solid everybody contributes, the better their chances are to get the dream jobs that they all want to.

[00:11:38] By the same token, so we’ve got to walk the walk. We’re right in our walk phase, all right? By the same token, that’s what I mean we’ve got to chew gum. We also have to plan the integration and make sure we do all of this and we do it properly in the right steps and for everyone in the room I hate to disappoint you. I mean we all know how important your jobs are, but, no, we’re not spending all the integration efforts around your next assignment. The next steps are very boring simple things like where are synergies going to come from? Is Linda Parcher here? There she is in the back. She’s going to have a very key role.

[00:11:38] How can we pool our efforts on the supply chain side? Where can we standardize on hardware components? Do we really have to have all the buildings that we have around the world? Do we really need two buildings in every city? I mean it’s stuff like that.

[00:12:42] So we will disclose the integration plan, and, by the way, we’ll disclose it the same time that Wincor will disclose it on their side, and you should expect that it’s reasonable to assume that this will give you a little bit more color in spring and you can think about it as it’s like throwing pebbles into water. At first it’s just one circle of little waves and then it gets bigger and bigger and bigger and bigger. We’ll have it all figured out how we want to run the railroad by the time this deal clears all the bureaucratic hurdles that such a deal has to clear, but we have to do two things in parallel, and we may not confuse. If we get our priorities wrong, we’ll trip, and that will not be good.

[00:13:48] So my biggest ask for all of you is do your jobs, do the best jobs that you can, heads down, not a lot of thinking about what will be and in parallel we’ll start from the top and it’s going to go tops down. We’ll do the integration work, and we’ll bring it all together. We’ll keep you posted and we’ll make sure we tell you exactly where we are and exactly what’s going to happen once we have something to talk about. It’s simple as that. We keep that rhythm going, we continue to progress our Diebold turnaround, we continue to do good work on integration side, and 2016 will be a very exciting year.

[00:14:40] I also know that people ask me about the long-term view, so I also brought you a long-term picture and the long-term picture then looks like this. It’s yet another mountain and it’s going to be yet higher, but that’s the way you do these things. You recognize our cloud mountain is to the left, bottom left, then on the right is the 2016 mountain and then the middle, of course is the 2017 mountain, and trust me we’ll find another one for ’18.

[00:15:13] Let me sum it up again. It’s the first time we actually have line of sight to some really great mountains that we can climb, and we’ll have teams in place that can actually do that because you can’t get there by yourself, and had we not done all the hard work and had we not had all the support from all of you, we could have never done this, and Chris and I we met, I want to say, with about half of our shareholders in the last three weeks. We were asked a lot of questions, tons of questions, but not one shareholder doubted the ability of this company to take on bigger and better and greater tasks, which is a huge, huge change from where we were, Jon, two-and-a-half years ago where people basically told us we couldn’t forecast our way out of a shoebox.

[00:16:13] So the only thing I can say is thank you to every single one of you. Without all the hard work, without our Diebold 2.0 program, without all the little steps that don’t seem like much, but that all add up, we would have never been able to do this. The banks are going to give us more than $2 billion. They’re writing a check on us for more than $2 billion to pull this thing off. Anyone who’s ever financed a house, an apartment or anything, a car knows that people have to trust you before they give you money. It’s not any different in business than it’s in your personal life. So the fact that they’ve underwritten and they’re giving us this money and that they trust us, it means they trust all of us to do this, I don’t know about you, but for me this is extremely motivating and it’s something that makes me incredibly proud of our whole company because without every one of us, without every one of you, we could have never gotten that big check.

[00:17:26] While I see Dave and Steve over there as the treasury guys, yeah, we deal with these big numbers all the time. We know how to do this. With all due respect, they can only represent what every one of you in this room has done and is going to do for the company.

[00:17:41] JOHN KRISTOFF: So the next question that was presubmitted: When will we hear more about the integration plans with Wincor and is there anything we can be doing now to prepare?

[00:17:51] ANDY MATTES: Walk and chew gum. The best thing you can do is do your job. We’ll communicate about the integration plans once we’ve got something to talk about. As I said, expect something to come in the first quarter, and it’ll come in steps. Just to give you an idea, the next steps, and I’m not going to talk a lot of legalese, but first things first. We’ve announced a deal, but that deal, of course, is subject to shareholder approval in Germany, as you would expect. So we’re going to file with the equivalent of the SEC in Germany. It’s an institution called BaFin. We’ll make our official offer, rules this has to go through. It takes a certain time until you get it all right and make sure this is all proper.

[00:18:46] Then it’s going to get send-outs to the Wincor Nixdorf shareholders, and the shareholders have to decide — will I take the deal or will I not take the deal? Until the shareholders have spoken, we do not have a deal, and, again, this is all very regulated. There’s a certain amount of weeks that the shareholders have time to think about it and there’s even a little time in case you’ve missed the window as a shareholder. In Germany, you can go back and say, sorry, I was on vacation, I still want to tender my shares, and we’ve got to work through all of that.

[00:19:27] Until we have shareholder approval, we’ve got a great concept or we don’t have a deal. So anything that we would do now is what the lawyers would call gun jumping. You cannot anticipate shareholders’ reaction. Now we have a pretty good hypothesis where this is going to end up, and we’re very convinced that our offer is extremely attractive, and we’ll find broad endorsement from the Wincor shareholders, but it ain’t over until it’s over, and in parallel we’re starting the antitrust filings, and even though we’re extremely complementary and even though I think, Sheila, we have a whopping four employees in Germany, which would not consider an antitrust threat by any definition, you’ve got to go through country by country and make sure that in all the countries where we technically trigger an antitrust filing that we have filed the appropriate documents, we work with the appropriate authorities, we have the appropriate dialogue, and we do that in the only way that we know how to do it, which is open, upfront, and honest, and we’ll walk through these things, and they’ll take time.

[00:20:54] And again, until we’ve cleared antitrust, we don’t have a deal, which is why we told the street and everybody we expect this thing to close in summer of 2016, and this is why it’s so important that we don’t get confused because we’ve got a lot of time where we have to focus on nothing but our own business and the closer we get to that date, the more and more hurdles we take, the more that Jon and the lawyers give us the thumbs up that we can move a little step closer and a little step closer, we will do so, but don’t overestimate the speed at which this thing is going.

[00:21:44] CHRIS CHAPMAN: And let me add one additional, very key point here. Do not believe every rumor that you hear. I’m sure everybody has played the game telephone when they were younger where you start a story at the end of the room and by the time it gets to the other end of the room it’s a completely different story. I’ve heard some interesting rumors already on the impact of this acquisition and what’s going to happen and again there’s a lot of misinformation out there. As Andy is indicating, there’s not a lot we can communicate at this stage for various reasons. That absence of communication, do not let rumors and innuendo fill that void and needlessly get people worried and miscommunicated. If you have questions, by all means, never hesitate to reach out to any of us, talk to your managers as well, but do not believe any little rumor that you hear out there on impact of this acquisition unless it’s really been validated and we put substance behind it.

[00:22:39] ANDY MATTES: And in that spirit, don’t make up any rumors either. It just doesn’t help. Everything that you say can and will be used against you. We’re fully cognizant of the fact these two companies were at each other’s throat for the last 15-20 years. There’s no such thing as Andy sends out a memo and says, we’re all a warm, happy, loving family and it’s all kumbaya come next Monday. It’s just not the realities of life. The realities of life are you’re going to look, you’re going to see, you’ve got to get to know people, you’ve got to establish trust.

[00:23:22] It took us nine months to get to the point where we’re at. Trust me, not every meeting in those nine months was a fun one, and, by the way, I would say the very same thing if Eckard and Jurgen were in this room and they would be the first to admit, but the reason why we did what we did is because the strategic rationale, the logic, if you dialed the clock forward, all the good things that we can do for our customers it’s so compelling that as a senior team, you say, you know what, if we don’t do this, we’re making a huge mistake for our company and for our customers and for our employees, but it will take time.

[00:24:05] The simple rule of thumb, no matter what you hear, if you haven’t heard it from either Chris or Jon or John or Sheila or me, it ain’t true. Now we’ll include Tom and his counterparts into that as well, but if you haven’t heard it from the top of the house, it ain’t true, and don’t feed the fire it doesn’t help.

[00:24:41] MALE SPEAKER: On the talent pillar for the Diebold 2.0 Transformation with the last nine months of interactions with Wincor Nixdorf, what are some of the organizational strengths that you would like to see cross pollinated between Diebold and Nixdorf if we combine?

[00:24:59] ANDY MATTES: How much time do you have? The most important thing is I think what we’ve established as a company is a fact-driven communication in the last two years. We’re treating news as just that, as news. I don’t think we’ve shot the messenger on anything, at least not that I’m aware of, and we treat numbers as numbers, and there’s no bias. There’s no good, there’s no bad, there are just numbers, and you look at them long enough, hard enough, and they will confess the truth. They will tell you exactly what’s going right and what’s not so right. That’s the biggest thing we want to take forward.

[00:25:51] That’s something we’ve learned in our Diebold 2.0 playbook, and we will reuse the same approach for the integration of both companies because the minute you get emotional, then you have a debate as to who has the prettier baby and who has the brighter past. That’s good for a beer, but it’s not good for business, so we’ll have a very matter-of-fact approach and I told my staff when I joined the company, and you know that I have a little history in Germany. There’s only one German word that I want my staff to learn and, unfortunately, it’s a hard word to pronounce, but it’s a great word. It’s a word called streitkultur. It means the culture, streit means argue and kultur means culture. So it’s the culture of how you debate with each other. The fact that you can have a very heated debate around a topic without ever, ever making that personal.

[00:27:02] Now I have no clue which genie I let out of the bottle when I told these characters that they can argue with me the whole time, but I can assure you at the leadership level, we do that ad nausea, and the good feeling is that anybody can say, listen, boss, I hear what you’re saying, but with all due respect I wholeheartedly disagree and I think you’re wrong, and that’s why and you go through these things.

[00:27:31] We’ve learned at a leadership level I want the whole company to act this way and that doesn’t mean you have to argue with each other all the time. It just means when there’s a topic, you make sure you have all the input, you have the brightest minds, you really run something to the ground and when you come to a conclusion, usually the conclusion is smarter than any single one person’s opinion would have been by itself, and then you implement it. As a team, you literally can move mountains to stay in that picture, and that’s the other thing that I want us to do, and I’m certain we’ll have many, many, many of those moments. They’ll all be goodness, and they’re all going to be to the benefit of the company, to the benefit of the customers, and the benefit of all our employees. Next question in the room.

[00:28:33] JOHN KRISTOFF: All right, let me go to this one again. I’m going to tee this up for you, Andy. Paybacks are hell for me. Despite the positive press coverage of the deal, the stock went down on the day the deal was announced and has gone down since then. Why is that? Here we go.

[00:28:33] ANDY MATTES: Great question. Two ways to look at it. The one thing is if you take a look at this quarter, where the quarter started, where our stock was and where the index was that we are measured up against, which is the S&P 400. As of last night, we still outperformed the index for the last ten weeks. So we had quite a run. People got really excited, then we announced the deal, then people read the fine print and said, shoot, you actually have to work real hard. That’s kind of nonthrilling, and then the stock went down, and that has just something to do with horizons. A lot of investors have a short-term time horizon, nine month, twelve month. Actually, Steve, you’re our head of [inaudible 00:29:45] there, I mean if somebody says they have a long-term investment horizon, they mean 18 month. We laid out the plan of where we’re going to take the company over the next three years. So there are folks that say, you know what? Great move, great thing, good luck, we’ll just take some of our money off the table. We make some money on the side with some other stocks, and we’ll come back once you guys show a little bit more traction.

[00:30:12] Now we tend to believe that investing into Diebold is a great thing and it will have terrific returns, but you cannot fault people for having different investment horizons. They need to decide what they do with their money. We have to decide what we do with our company, but my job is not to make the company look good in 12 months or in 18 months. My job is to make sure that this company that has 156 years tradition has a runway for the next decade to look good for many years to come, and our responsibility as a management team is to make sure that you guys have attractive jobs for the years to come as long as you want to work for us and we hope you do for a very long time.

[00:31:03] So we appreciate the short-term feedback. Our job is to make sure we run the company the proper way to give the company that runway. Now that doesn’t mean we can take a timeout on the near term, which is why I had this we’ve got to focus on the here and now, and the end of this year, the end of this quarter is probably one of the most telling quarters in the company’s history because so many folks are going to look into it. We’ve got to walk and chew gum. Do the near term and restructure our company for the long run, and that’s where it’s going to go. I am absolutely positive and if you hear gave our treasury team a little hard time earlier, if you ask them to do the back of the envelope value creation math for you, your eyes are going to glaze over.

[00:31:59] It is the upside that we have is absolutely unbelievable, and the only people that can stop us from getting there is we ourselves if we get confused. The great thing about this move, the great thing about the synergy, the great thing about the trajectory going forward is that 90% of everything we’re talking about is under the complete control of our own company. There’s a little bit of — heck, there’s a China. There’s always a China somewhere in the world, but 90% of the stuff is under our own control, and those are the best types of situations.

[00:32:44] I’ve worked with companies where 90% of the opportunity was outside of the room. Those are not good conversations to have because you basically are admiring a problem. All the opportunity is at our fingertips and we can fix it. Stock price will move up.

[00:33:07] JOHN KRISTOFF: Any other questions in the room? I’ve got another one related to Wincor here. So in the announcement we talked about dual headquarters between North Canton and Paderborn, and the question is: What does that mean? How is it going to work? Before you answer that, I’m going to embarrass you a little bit. Many of you don’t know this, but Andy not only gave up his California driver’s license for an Ohio driver’s license, but a week ago today gave up his green card and was sworn in as a U.S. citizen. So if there’s any question where we’re headquartered that should help answer it.

[00:33:51] ANDY MATTES: Just step back, guys. People are holding onto something. You’ve got to read what’s behind that message. Behind the message is a very simple human question. On both sides of the Atlantic, will I have a job and will I have a meaningful job? Ladies and gentlemen, we’re basically doubling the size of our company. If we knew how to run five billion with the same team, we’d be the first to figure that out. You can’t. You cannot double your company without adding a lot of bright people. As I said earlier, we’re bringing 9,000 folks into the company. That’s going to be some great colleagues and great opportunities. All it means is in a world that’s already global, we’ll have two centers of gravity where a lot of smart people in our company are going to be headquartered, and guess what? They’ll work together. Well, as far as I know, our development folks work with our development center in Brazil today. They work with our development center in India today. They work with our development center in London, Ontario where we’re adding more great development centers and vice versa.

[00:35:28] So it basically means we have two main locations where the operations will have their centers of gravity and we will have a leadership team that is dispersed around the globe because we not only want the brightest people in Canton, Ohio to work for us, we want the brightest people around the world to work for us. And guess what, there are a few bright people in Germany. There are quite a few bright people in France and in Italy and in Spain and in the UK and in India and in Poland and in Russia, and we want the brightest people anywhere in the world to work for our company going forward because that’s the only way, the only way, how you can make a company a better company. That’s all it means.

[00:36:32] JOHN KRISTOFF: Go back to the room, you guys are a quiet bunch today.

[00:36:37] ANDY MATTES: You might be asking the wrong questions. No question in the room, seriously?

[00:36:48] JOHN KRISTOFF: I’ve got more. This one’s for you, Chris. Is there any update on our search for a CIO?

[00:36:54] CHRIS CHAPMAN: So, my first comment on that is whenever David Ramsey left we were obviously in the middle of conversations that we couldn’t talk about publicly, and I did not want to start a full-blown search for a CIO replacement under one view of a company versus what we were working toward with the combination, which that’s public now with the information that’s been filed with the SEC.

[00:37:20] So I have been working through that search, but on the macro level I’ve been very happy with the IT oversight committee that has been in place and that’s what Doug Yenor and Nathan Eads and Brian Finley and Jim Kastle and they’ve done an outstanding job of keeping the IT organization on track, driving all of our key initiatives, rolling out the Oracle platform, rolling out the NetSuite platform faster than I ever thought we could and so while we are looking for a replacement, I feel very, very comfortable with the leadership that we have in place and they’re continuing on the key initiatives that we started, and so, again, they’ve given me the luxury and Andy the luxury of not having to move when we didn’t want to on that role.

[00:38:03] ANDY MATTES: Let me just extend that because we’ve basically taken a stance that we don’t want to hire at the moment, and, of course, a lot of people were trying to read a lot of things into it. It’s just very simple. We’re making a promise to 9,000 folks who are going to join our company that they too will have exciting jobs. We cannot fill jobs today and then we tell them, well, you know, tough luck, had the integration happened three months earlier, we would have had this super job for you. Now it’s gone. I mean you can’t do this.

[00:38:41] So we want to make sure to get a balanced approach, and I’m sure sometimes we’ll get it wrong. Sometimes we’ll over-rotate, and that’s what management is for. That’s what HR is for on the regional level, on the functional level to make sure that when we over-rotate to course correct that we want to make sure that we will have exciting jobs for the overall family to be and that’s why we’re very reluctant to bring talent on board right now knowing that the family’s getting so much bigger. And, by the way, they’re doing the same thing. So we’re trying to balance this without tripping any legal things that we can’t because we cannot have joint teams yet, but we can at least think ahead and we know that it’s not that long between now and summer, and then there’s a lot of people who want to have great tasks.

[00:39:46] JOHN KRISTOFF: Last chance for the room.

[00:39:59] FEMALE SPEAKER: Just kind of on that same note from a services standpoint is there any update on a services leader on the executive team like we have Alan for software and Frank for hardware?

[00:40:11] ANDY MATTES: Well, that we made public, that the global service leader for the combined company is going to come from Wincor, a gentleman by the name of Olaf Heyden. I had a chance to meet Olaf. He’s a 25-year service veteran, very impressive CV, very impressive guy, and this is a perfect example, so thank you for mentioning this because that’s an example where for the very same reason that Chris mentioned on the CIO side we held our breath. We took a look at the talent on the other side. There’s a very seasoned executive on the other side who said perfect. We’ll take him and he’s going to run the combined service business, and, by the way, it doesn’t matter that the Diebold service business is bigger than the Wincor service business. We just want to have the best person for the job, and between the two organizations, Olaf is a great guy. We’re very excited about having him, and we’ll muddle through until we combine the companies and then he will make sure he hits the deck running, and, by the way, the same thing holds true in reverse. Alan is going to head the combined software business with the same logic and the same rationale.

[00:41:40] JOHN KRISTOFF: I’ve got one last submitted question here, Andy. How would you describe Wincor’s work culture? Do they share the same entrepreneurial and collaborative energy that now permeates Diebold?

[00:41:53] ANDY MATTES: There’s just a lot of things and there are a lot of things we’re going to learn and, no, I don’t know everything about that company, but there’s one thing that I do know that both companies have in common. We both want to do right for our customers. We’ve been complaining about each other in the field. We’ve been telling the customers who’s the better side and all of that, but both of us, once we win a deal, are doing right for our customers.

[00:42:23] Once you have customer-centricity as ground zero, that’s an incredible powerful platform to build your business forward, and that’s something that I know we will have in common, and that will help us through a lot of these integration pains that we will have. There’s no question about it, and by the way, customers also have a forcing function to ground you in the realities of life as they basically said, I don’t give a hoot about how you’re doing this organizationally and who has which job. I just want to make sure my machine works every day 99% reliability, my service tech shows up and my customers are happy when they use your technology. Go figure it out, Mr. Diebold Nixdorf, and that’s exactly what we will do.

[00:43:15] Now the more fun one Sheila and I have one that was really fun. Do you want to talk about the dress code one?

[00:43:21] SHEILA RUTT: Yes, so the question came up as to whether or not Andy was going to change the jeans are okay policy.

[00:43:27] ANDY MATTES: No.

[00:43:28] JOHN KRISTOFF: I don’t see that happening anytime soon.

[00:43:33] ANDY MATTES: We won’t go back on the dress code. Any other questions in the room? We don’t want to overstay our welcome up here. Once again, let me say thank you. You guys have done a terrific job in a very, very tough year. We had a lot of rocks that have been thrown at us, incredible effort, incredible spirit. Keep it up. Please keep it up for the next what is it ten working days that we have and then hopefully we can all be at that peak of the first mountain and until then I do wish you and your families the opportunity to decompress a little bit over the holidays, take that breather. You’ve seen next year’s mountain. We want to see all of you happy and healthy back in the New Year and with all the right relaxation so we can get a head start on the next job. Thanks again and drive home safe.

Exhibit 99.2

Presentation from Fourth Quarter Employee Town Hall Meeting with Diebold CEO Andy Mattes

(A portion of the presentation related to internal Diebold employee matters and unrelated to the business combination with Wincor Nixdorf has been omitted)

WINCOR NIXDORF AGREEMENT UPDATE

U.S. top-tier media highlights

THE WALL STREET JOURNAL.

Diebold to Buy German ATM Rival

A $1.8 billion offer for Wincor Nixdorf is expected to create top industry supplier

FINANCIAL TIMES

Diebold launches €1.7bn bid for Wincor Nixdorf

US group seeks to create world's largest ATM maker with German rival

DISPENSING PROFITS?
CNBC

The New York Times

Diebold set to acquire rival maker of A.T.M.s

LONDON

BY CHAD BRAY

Diebold, the American maker of automated teller machines and financial software, said on Monday that it had agreed to acquire Wincor Nixdorf, a German provider of information technology services to the financial industry and retailers, in a cash-and-share deal.

BloombergBusiness

FINANCIAL TIMES FT

FT
COMPANIES & MANAGEMENT
Diebold Nixdorf reinvents the ATM
Nov 23, 2015 · Andy Mattes, chief executive officer of Diebold, the ATM manufacturer, speaks to the FT's Kadhim Shubber about its $1.8bn takeover of Wincor Nixdorf and how the combined company will tackle 'unprecedented' speed of change in payments

REUTERS BREAKINGVIEWS

German lessons

Diebold's $1.8 billion purchase of German rival Wincor Nixdorf may have repercussions well beyond the companies' sector. The U.S. maker of automated teller machines is creating an industry leader with a worldwide market share of about 35 percent. Unusually, it is also being done without help from an anchor shareholder.

FORTUNE

Diebold Tweaks Offer to Get Wincor Nixdorf Deal Done

THE PLAIN DEALER

DIEBOLD

U.S. top-tier media highlights Diebold Agrees to Buy Wincor Nixdorf for About $1.9 Billion Diebold CEO Andy Mattes calls the Wincor Nixdorf merger a perfect match that secures Diebold's future

Investment community response

WEDBUSH

KeyBanc Capital Markets

AUTONOMOUS

NORTHCOAST RESEARCH

"DBD: Wincor Acquisition Snug as a Glove"

Sidoti & Company, Inc.

SIG SUSQUEHANNA

Imperial Capital

ALEMBIC GLOBAL ADVISORS

"We have a positive initial view on this transaction"

DIEBOLD

Investment community response “We have a positive initial view on this transaction” “We believe DBD could have in excess of $4.00 of earnings power following the integration.” “Diebold (DBD) Announces Highly Accretive Acquisition of Wincor; Reiterate OUTPERFORM and Raising PT to $46 from $44” “DBD: Wincor Acquisition Snug as a Glove” “We believe that the combination of Diebold and Wincor could create a company which is much better positioned” “Fits into DBD's strategy to expand into software and services” “Project 32% EPS CAGR 2017-2019 on Realization of Synergies; Maintain BUY, $46 Target” “The accretion from a 50% lift to OP margin could be massively rewarding to investors down the road, but the journey will be long”

Creating a runway for growth

Services-led, Software-enabled, supported by innovative hardware

1	**Services leadership**	✓ ~$3 billion of revenue from services and software in the combined company ✓ Enhance services portfolio and increase up-sell of services
2	**Omnichannel software innovation**	✓ Wincor software and large professional services organization ✓ Phoenix multi-vendor software capabilities
3	**Dynamic industry changes**	✓ Capitalize on automation wave as banks and retailers seek operating efficiencies ✓ Opportunity to compete for larger addressable market
4	**Innovation accelerated via significant scale**	✓ Shifting more resources to innovative R&D ✓ Combined installed base of nearly 1 million ATMs
5	**Complementary geographic presence and customers**	✓ Diebold is a leader in North America; Wincor in Europe ✓ Serving blue-chip financial institutions and retailers

DIEBOLD

Creating a runway for growth Services leadership Innovation accelerated via significant scale Dynamic industry changes Omnichannel software innovation Complementary geographic presence and customers Shifting more resources to innovative R&D Combined installed base of nearly 1 million ATMs Capitalize on automation wave as banks and retailers seek operating efficiencies Opportunity to compete for larger addressable market Wincor software and large professional services organization Phoenix multi-vendor software capabilities Diebold is a leader in North America; Wincor in Europe Serving blue-chip financial institutions and retailers Services-led, Software-enabled, supported by innovative hardware ~$3 billion of revenue from services and software in the combined company Enhance services portfolio and increase up-sell of services 1 2 3 4 5

WHAT’S NEXT 2016 & Beyond “Walk and Chew Gum”

And then…

EMPLOYEE QUESTIONS

Thank you

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz).

Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.